UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
United Kingdom

6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Enclosure: AngloGold Ashanti publishes its 2025 UK Annual Report, Form 20-F, other annual reports and 2026 AGM Notice

AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG

(“AngloGold Ashanti”, “AGA” or the “Company”)

ANGLOGOLD ASHANTI PUBLISHES ITS 2025 UK ANNUAL REPORT, FORM 20-F, OTHER ANNUAL REPORTS AND 2026 AGM NOTICE

The Company has today, Thursday 26 March 2026, published the following for the financial year ended 31 December 2025:
•2025 UK Annual Report (including its audited consolidated financial statements as of and for the financial year ended 31 December 2025);
•2025 Annual Report on Form 20-F;
•2025 Sustainability Report;
•2025 Mineral Resource and Mineral Reserve Report (collectively, the “2025 reports”); and
•Notice of 2026 Annual General Meeting (the “AGM Notice”)

The 2025 reports communicate relevant aspects of the Company’s operating, sustainability and financial performance during 2025.

The Company has also filed its 2025 Annual Report on Form 20-F, which includes its audited consolidated financial statements as of and for the financial year ended 31 December 2025, with the U.S. Securities and Exchange Commission (the “SEC”) today.

The Company's 2026 Annual General Meeting (the "2026 AGM") is scheduled to be held on Tuesday, 5 May 2026 at 9:00 a.m. Mountain Daylight Time (which is 4:00 p.m. British Summer Time and 5:00 p.m. South African Standard Time) at 6363 S. Fiddlers Green Circle, Suite 1000, Greenwood Village, CO 80111, USA.

Shareholders are invited to join the 2026 AGM virtually by following the instructions set out in the AGM Notice. By joining the 2026 AGM virtually, shareholders will be able to view a live video feed of the 2026 AGM, submit voting instructions and submit questions either in writing or via an audio line.

The AGM Notice sets out the business proposed to be conducted at the 2026 AGM, with the record date set as Friday, 13 March 2026 for the purposes of determining eligibility to receive the AGM Notice and voting at the 2026 AGM. Mailing of the AGM Notice and the 2025 UK Annual Report to shareholders who have elected to receive paper communications will commence today.

The 2025 reports and the AGM Notice are available online on the Company’s website at reports.anglogoldashanti.com and on the SEC’s website at www.sec.gov. The Company’s shareholders may request electronic copies of the 2025 reports and also have the ability to receive, upon request, a hard copy of AngloGold Ashanti’s complete audited financial statements, free of charge, from the Company Secretarial Department by emailing CompanySecretary@anglogoldashanti.com.

ENDS
London, Denver, Johannesburg
26 March 2026

CONTACTS

Media
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199         amaxey@aga.gold
General inquiries                         media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080        yrchowthee@aga.gold
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199         amaxey@aga.gold

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

AngloGold Ashanti plc
Date: 26 March 2026

By:    /s/ C STEAD
Name:    C Stead
Title:    Company Secretary